Thornton Mountford · 3rd

at mySongbird

New York, New York, United States · 500+ connections ·

Contact info

mySongbird

S Syracuse University

Experience

Director Of Operations
mySongbird · Full-time
Aug 2020 – Present · 7 mos
Brooklyn, New York, United States



SeatGeek
5 yrs 8 mos

 **Manager, Revenue Operations**
Jul 2018 – Aug 2020 · 2 yrs 2 mos

 **CX Sr. Lead**
Jan 2016 – Jul 2018 · 2 yrs 7 mos

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CBS Sports Game Logger
CBS Corporation
Sep 2014 – Jul 2019 · 4 yrs 11 mos
Greater New York City Area

Log every aspect of individual NFL and College Football games broadcast on CBS



Location Manager
Indoor Hoops
Sep 2014 – Apr 2015 · 8 mos
Greater New York City Area

Dir. Customer Service, Operations and Supply Chain
Sellcalculators.com
Aug 2012 – Dec 2014 · 2 yrs 5 mos
Brooklyn, NY

- Maintain Top-Seller Status on Ebay. Increased Amazon Store's Positive Rating from 94% to 98% over 365 day period
- In charge of all customer service inquiries through Amazon, Ebay, etc.
- Increase customer retention by tracking adverse comments to improve transactic ...see more

Show 5 more experiences ⌄

Education



Syracuse University
Bachelor of Science, Sport Management
2005 – 2009

PARK TUDOR HIGH SCHOOL
2001 – 2005



